Exhibit (a)(9)

Election Amendment Review

You have elected NOT to amend your Eligible Options.

Is this information correct? If yes, click “Proceed To Confirmation” to continue. If no, click “Return To Previous Screen”. Please note, if you do not elect to amend your Eligible Options pursuant to the Tender Offer, you will be solely responsible for any taxes, penalties or interest payable you may incur under Section 409A of the Internal Revenue Code and comparable state tax laws, including, without limitation a 20% Federal Surtax under 409A.